NOTICE


This contract is for use with plans intended to qualify under the Internal Revenue Code for tax favored status. Language contained in this contract referring to Federal tax statutes or rules is informational and instructional and this language is not subject to approval or disapproval by the state in which the contract is issued for delivery.

Your qualifying status is the controlling factor as to whether your funds will receive tax favored treatment rather than the contract. Please ask your tax advisor if you have any questions as to whether or not you qualify.


                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA